

SEC File Number 008-69807

Statement of Financial Condition
as of
December 31, 2025

and

Report of Independent Registered
Public Accounting Firm

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 and as a
PUBLIC DOCUMENT

**BUCKLER Securities LLC**

**Table of Contents**

This filing ** contains



**Deloitte & Touche LLP**
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687

www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and Board of Directors of BUCKLER Securities LLC

### Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of BUCKLER Securities LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

*Deloitte & Touche LLP*

February 26, 2026

We have served as the Company's auditor since 2018.

**BUCKLER Securities LLC**
**Statement of Financial Condition**

| | | December 31, 2025 |
|---|---|---|
| **Assets:** | | |
| Cash | $ | 152,145 |
| Securities purchased under agreements to resell | | 36,051,129,239 |
| Securities borrowed | | 188,893,824 |
| Receivables and deposits with brokers, dealers and clearing organizations | | 160,171,411 |
| U.S. Treasury securities, at fair value | | 1,129,394,539 |
| Prepaid expenses and other assets | | 964,120 |
| Lease right of use assets | | 647,748 |
| Secured demand notes | | 250,000,000 |
| **Total Assets** | $ | 37,781,353,026 |
| | | |
| **Liabilities and Members' Equity** | | |
| | | |
| **Liabilities:** | | |
| Securities sold under agreements to repurchase | $ | 36,664,881,977 |
| Securities loaned | | 188,877,760 |
| U.S. Treasury securities sold, but not yet purchased, at fair value | | 124,362,239 |
| Payables with brokers, dealers and clearing organizations | | 542,876,888 |
| Lease liabilities | | 647,748 |
| Accounts payable and other accrued expenses | | 4,296,433 |
| **Total Liabilities** | $ | 37,525,943,045 |
| | | |
| **Subordinated demand note collateral agreements - allowable as equity in computing net capital** | | 250,000,000 |
| | | |
| **Members' Equity** | | 5,409,981 |
| **Total Liabilities and Members' Equity** | $ | 37,781,353,026 |

See accompanying notes to the financial statement.

**BUCKLER Securities LLC**
**Notes to Statement of Financial Condition**

**Note 1 - Organization and Nature of Business**

BUCKLER Securities LLC (the "Company") is a Delaware limited liability company. The Company is owned in part by ARMOUR Capital Management LP ("ACM"), ARMOUR Residential REIT, Inc. ("ARR") and its wholly-owned subsidiary ARMOUR TRS Inc. ("ATRS") (collectively the "Members"). Subsequent to year end, the ownership interests of ACM in the Company were transferred to the individual owners of ACM. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA") and a member of the Securities Investor Protection Corporation ("SIPC"). The Company is registered as an introducing broker with the Commodity Futures Trading Commission ("CFTC"). The Company is also a netting member of the Government Securities Division ("GSD") of the Fixed Income Clearing Corporation ("FICC"). The Company operates in the United States ("U.S.") and provides financing in the repurchase agreement market for mortgage-backed, agency, treasury and corporate securities, as well as securities lending activities involving equity securities. The Company may act as a principal in treasury, treasury futures and agency transactions with institutional customers and other broker-dealers. The Company also acts as an equity sales agent in the sale of ARR's common and preferred stock under At-the-Market Sales Agreements. The Company does not conduct any retail customer activities. The Company's assets are in U.S. dollars.

**Note 2 - Basis of Presentation and Summary of Significant Accounting Policies**

The accompanying financial statement has been prepared in accordance with generally accepted accounting principles in the U.S. ("GAAP"). The preparation of the financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

*Cash*

Cash consists of cash on deposit with banks that is not segregated and deposited for regulatory purposes. The Company's cash balance is held at primarily one financial institution and, at times may exceed federally insured limits. The Company believes it is not exposed to significant credit risk due to the financial position and creditworthiness of the depository institution in which the deposits are held.

*Special Reserve Account*

The Company is required to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" (the "Reserve Account") according to SEC Rule 15c3-3. The Company makes weekly computations to determine the need to deposit funds in the account. At December 31, 2025, the balance of the Reserve Account was zero in accordance with required determinations. Should the Company hold any cash in this Reserve Account, it would be categorized as restricted cash.

*U.S. Treasury Securities, at Fair Value and U.S. Treasury Securities Sold, but Not Yet Purchased, at Fair Value*

U.S. Treasury securities owned and U.S. Treasury securities sold, but not yet purchased are recorded on a trade date basis on the specific identification method and are carried at fair value, net by CUSIP, on the Statement of Financial Condition. Securities positions are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurement.

*Receivables from and Payables to Brokers, Dealers and Clearing Organizations*

The Company's receivables from and payables to brokers, dealers and clearing organizations consist primarily of amounts related to unsettled securities trading activity recorded at contract value, including amounts related to fails to deliver and receive securities, accrued interest receivables and cash deposits. Securities failed-to-deliver and failed-to-receive represent the contract value of securities, which have not been delivered or received by the Company by the settlement date. A portion of the Company's trades and contracts are cleared through a clearing organization and settled daily between the clearing organization and the Company. Because of this daily

settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties.

The Company enters into derivative contracts to economically hedge its interest rate exposure to U.S. Treasury securities. The derivatives consist of futures contracts that are executed on an exchange and cash settlement is made on a daily basis for market movements. The net unrealized gain on futures of $131,342, along with the open equity in futures transactions, is included in the receivables and deposits with brokers, dealers and clearing organizations on the Statement of Financial Condition. The Company does not apply hedge accounting under FASB ASC 815, Derivatives and Hedging, to any of its future contracts.

*Income Taxes*

The Company is a limited liability company and is treated as a partnership for federal and state income tax purposes. Accordingly, there is no provision for federal and state income taxes as the net income of the Company is included in the income tax returns of the individual members. The Company may become liable for certain state and local income taxes, at which point they will be reflected in the financial statement.

*Securities Purchased and Sold Under Agreements to Resell and Repurchase*

Securities purchased under agreements to resell ("reverse repurchase agreements") and securities sold under agreements to repurchase ("repurchase agreements") are accounted for as collateralized financing transactions and are carried at contract value plus accrued interest. It is the policy of the Company to obtain possession of collateral with market values equal to or in excess of the principal amount loaned under reverse repurchase agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral when appropriate. Reverse repurchase agreements and repurchase agreements are reported net by counterparty when being governed by the same Master Repurchase Agreement ("MRA"), settling through the same brokerage or clearing account and maturing on the same day.

Under a typical reverse repurchase agreement, the Company purchases mortgage-backed or U.S. Treasury securities from a borrower in exchange for cash and agrees to sell the same securities in the future in exchange for a price that is higher than the original purchase price. The difference between the purchase price originally paid and the sale price represents interest received from the borrower and is recorded as interest income as earned.

Repurchase agreements bear interest rates that tend to move in close relationship to the Secured Overnight Financing Rate ("SOFR"). Under repurchase agreements, the Company sells securities to a lender and agrees to repurchase the same securities in the future for a price that is higher than the original sales price. The difference between the sales price that the Company receives and the repurchase price that it pays represents interest paid to the lender and is recorded as interest expense by the Company. A repurchase agreement operates as a collateralized financing arrangement under which securities are pledged as collateral to secure a loan which is equal to a specified percentage (the advance rate) of the market value of the pledged collateral. The fair value of pledged collateral is generally in excess of the cash received. The Company retains beneficial ownership of the pledged collateral. At the maturity of a repurchase agreement, the Company is required to repay the loan and concurrently receive back its pledged collateral from the lender or, with the consent of the lender, the Company may renew such agreement at the then prevailing interest rate. Collateral is valued daily, and the Company may be required to pledge additional assets to the lender in the event the market value of the existing pledged collateral declines. Volatility in interest rates and divergence from the historical relationship among these rates could negatively impact the Company's ability to manage its portfolio.

For the period ended December 31, 2025, the Company had the right to sell or repledge all of the securities it had received under reverse repurchase agreements. As of December 31, 2025 substantially all of the securities received under reverse repurchase agreements have been repledged.

As of December 31, 2025, the Company had received securities with a market value of $42,650,058,182 under reverse repurchase agreements and pledged securities with a market value of $43,093,290,870, under

repurchase agreements, prior to netting. The Company's counterparties to its repurchase agreements have the right by contract to sell or repledge the Company's pledged securities.

*Securities Borrowed and Securities Loaned*

Securities borrowed and loaned are recorded as collateralized financing agreements and are recorded at the amount of cash collateral advanced or received plus accrued interest. Securities borrowed and loaned are not netted. In a securities borrowed transaction, the Company borrows securities from a counterparty in exchange for cash. When the Company returns the securities, the counterparty returns the cash. In a securities loaned transaction, the Company lends securities to a counterparty in exchange for cash. When the counterparty returns the securities, the Company returns the cash posted as collateral. As of December 31, 2025, the Company had no securities loaned transactions in which it had received collateral in the form of securities. Interest is generally paid periodically over the lives of the securities borrowed and loaned transactions.

The Company monitors the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. It is the policy of the Company to obtain possession of collateral with market values equal to or in excess of the carrying value of the securities borrowed transaction. The Company also reviews such securities borrowed to determine if an allowance for credit losses should be recorded by taking into consideration the fair value of collateral received.

For the period ended December 31, 2025, the Company had the right to sell or repledge all of the securities it had received under securities borrowed agreements. As of December 31, 2025, substantially all of these securities received have been repledged.

As of December 31, 2025, the Company had received securities with a market value of $185,536,270 related to its securities borrowed transactions and pledged securities with a market value of $185,536,270 related to its securities loaned transactions.

*Subsequent events*

The Company has evaluated subsequent events through issuance and unless otherwise disclosed, has not identified any recordable or disclosable events.

**Note 3 - Receivables and Deposits with Brokers, Dealers and Clearing Organizations**

Amounts receivable and deposits from brokers, dealers and clearing organization at December 31, 2025 consist of the following:

| | | |
|---|---|---:|
| Securities failed-to-deliver | $ | 35,676,000 |
| Clearing Corporation Deposits | | 19,430,187 |
| Receivable for unsettled sales | | 63,771,394 |
| Receivable from Clearing Corporation | | 39,225,677 |
| Receivables from Clearing Brokers | | 2,068,153 |
| Total | $ | 160,171,411 |

**Note 4 - Collateralized Financing Transactions Offsetting and Concentration of Credit Risk**

At the end of each business day, for every trade submitted to and matched by FICC, the transaction is novated to FICC, thereby FICC becomes the Company's counterparty. Repurchase and reverse repurchase activities are transacted under legally enforceable master repurchase agreements that give the Company, in the event of default by the counterparty, the right to liquidate securities held and to offset receivables and payables with the same counterparty. The Company offsets repurchase and resale transactions with the same counterparty on the Company's Statement of Financial Condition where it has such a legally enforceable master netting agreement and the transactions have the same maturity date.

Included in securities purchased under agreements to resell and sold under agreements to repurchase on the Statement of Financial Condition are amounts under contracts with FICC. In accordance with applicable accounting guidance, netting is applied to the FICC reverse repurchase agreements and FICC repurchase agreements balances.

The following table presents the gross and net securities purchased under agreements to resell and sold under agreements to repurchase at December 31, 2025.

| | Gross Balance | Amounts netted on the Statement of Financial Condition | Statement of Financial Condition |
|---|---|---|---|
| **Assets:** | | | |
| Securities purchased under agreements to resell | $ 42,227,723,477 | $ 6,176,594,238 | $ 36,051,129,239 |
| Securities borrowed | 188,893,824 | — | 188,893,824 |
| Total | $ 42,416,617,301 | $ 6,176,594,238 | $ 36,240,023,063 |
| **Liabilities:** | | | |
| Securities sold under agreements to repurchase | $ 42,841,476,215 | $ 6,176,594,238 | $ 36,664,881,977 |
| Securities loaned | 188,877,760 | — | 188,877,760 |
| Total | $ 43,030,353,975 | $ 6,176,594,238 | $ 36,853,759,737 |

No other netting has been applied to the reverse repurchase agreement, repurchase agreement, securities borrowed and securities loaned balances. At December 31, 2025, ARR's individual balances accounted for 10% or more of total securities purchased under agreements to resell. In addition, the Company also had two non-affiliated customers, whose individual balances accounted for 10% or more of total securities purchased under agreements to resell.

At December 31, 2025, the Company had two non-affiliated securities lending customers, whose individual balances accounted for 10% or more of total securities borrowed.

**Note 5 - Secured Demand Note Collateral Agreements**

Effective March 20, 2023, the Company entered into a secured demand note collateral agreement with ARR. Pursuant to the demand note issued by ARR and held by the Company, ARR has committed to provide to the Company on its demand up to $200 million in exchange for a subordinated demand note issued by the Company to ARR at that time. The ARR commitment has been automatically extended through March 20, 2027.

Effective February 28, 2025, the Company entered into a secured demand note collateral agreement with ARR. Pursuant to the demand note issued by ARR and held by the Company, ARR has committed to provide to the Company on its demand up to $50 million in exchange for a subordinated demand note to be issued by the Company to ARR at that time. The ARR commitment extends through February 28, 2028.

The ARR commitments are collateralized by mortgage-backed and/or U.S. Treasury securities owned by ARR and pledged to the Company. At December 31, 2025, the secured demand notes held by the Company were collateralized by securities with an aggregate fair value of $274,936,852. The collateral pledged to the Company by ARR is required to maintain a market value above approximately $265,000,000 to account for a 6% haircut on the market value of the securities. The secured demand note collateral agreements are treated by the Company as capital for regulatory purposes and the Company may rehypothecate the collateral securities to secure its own borrowings. Since March 20, 2023 no amount has been drawn on the secured demand note collateral agreements.

With FINRA approval, the Company may at its option, at any time subsequent to one year from the effective dates of the agreements, reduce the respective unpaid principal amounts of the secured demand note

collateral agreements. ARR may indicate on or before the day thirteen months preceding the scheduled maturity date that the scheduled maturity date will not be extended.

**Note 6 - Related Party Transactions**

*Securities Purchased Under Agreements to Resell*

For the period ended December 31, 2025, the Company entered into reverse repurchase agreements with ARR. At December 31, 2025, the Company had $8,426,540,006 of open reverse repurchase agreements with ARR with accrued interest receivable of $27,752,327.

*Securities Sold Under Agreements to Repurchase*

For the period ended December 31, 2025, the Company entered into repurchase agreements with ARR. At December 31, 2025, the Company had $0 of open repurchase agreements with ARR with accrued interest payable of $0.

*Uncommitted Revolving Credit Facility and Security Agreement*

On February 22, 2021, the Company entered into an uncommitted revolving credit facility and security agreement ("the Facility") with ARR. Under the terms of the Facility, ARR may, in its sole and absolute discretion, provide drawings to the Company up to $50,000,000. Interest on drawings is payable monthly at the Federal Reserve Bank of New York secured overnight financing rate plus 2% per annum. To date the Company has not used the facility.

*Financing Gross Profit Rebate*

The Company is required to rebate to ARR quarterly an allocated share of financing gross profit as a reduction of interest on reverse repurchase agreements earned from ARR. Financing Gross Profit is defined as the difference between interest charged on reverse repurchase agreements with ARR minus the expenses incurred by the Company to fund the reverse repurchase agreements with ARR. For the year ended December 31, 2025 no rebate of financing gross profit was allocated to ARR and at December 31, 2025, no amount was payable to ARR.

*Expense Sharing Agreement with ARMOUR Capital Management LP*

The Company has entered into an expense and office sharing agreement with ACM for the provision by ACM of certain services and access to certain resources of ACM to the Company. The Company receives a monthly allocation from ACM of certain office costs including the cost of certain employees providing services to the Company in accordance with the agreement. Costs allocated consisted primarily of rent, salaries and compensation. At December 31, 2025, there was no amount owed to ACM.

**Note 7 - Commitments and Contingencies**

*Commitments*

As of December 31, 2025, the Company had forward commitments to enter into repurchase agreements in the amounts of $21,602,016,250 and reverse repurchase agreements of in the amounts of $3,540,730,591.

As the Company is a member of the GSD of the FICC, it is required to participate in the FICC's Capped Contingency Liquidity Facility ("CCLF"). The CCLF creates overnight repos between the FICC and each of its solvent firms so that, if a firm fails, the funding to offset its portfolio would be sourced across the FICC's GSD membership. As of December 31, 2025 as calculated by FICC based on membership size and volumes, the Company's commitment to the CCLF was $97,130,877. The commitment has not been utilized, and the likelihood that the Company will be required to make payments under this arrangement is remote.

## BUCKLER Securities LLC
## Notes to Statement of Financial Condition

*Data Processing and Software License Commitments*

The Company has signed a 7-year agreement with a third party vendor (the "Service Provider") for data processing services. The agreement provides for the Company to pay a minimum monthly fee of $20,000 through April 28, 2026, and $25,000 thereafter, to the Service Provider.

The Company has entered into a 5-year software license, maintenance and service agreement with a third party software vendor (the "Software Provider"), whereby the Software Provider agreed to provide the Company certain software license and maintenance services. The agreement provides for the Company to pay a minimum monthly fee of $10,000 through April 28, 2027, and $15,000 thereafter, to the Software Provider.

*Leases*

The Company has signed a 5-year lease agreement expiring in 2028 for office space in Greenwich, Connecticut. In addition, the Company has signed a 64-month lease agreement expiring in 2031 for office space in Boca Raton, Florida. The Company recognizes right of use assets and corresponding lease liabilities on its Statement of Financial Condition. The minimum lease liability under the agreements is as follows:

| | | |
|---|---|---:|
| Year ended December 31, 2026 | $ | 208,288 |
| Year ended December 31, 2027 | | 213,236 |
| Year ended December 31, 2028 | | 193,243 |
| Year ended December 31, 2029 | | 73,394 |
| Year ended December 31, 2030 | | 75,596 |
| Thereafter | | 6,440 |
| Total | $ | 770,197 |

*General*

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's potential exposure under these arrangements would involve potential future claims that may be made against the Company that have not yet occurred. However, the Company expects the risk of loss to be remote based on currently available information.

**Note 8 - Fair Value Option**

The financial instruments guidance in ASC 825 Financial Instruments ("ASC 825") provides a measurement basis election for most financial instruments and ASC 825-10 permits reporting entities to apply the fair value option on an instrument-by-instrument basis. Accounting for financial assets and financial liabilities provides an option that allows entities to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. Changes in fair value are recognized in earnings as they occur for those assets and liabilities for which the election is made. The election is made on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The Company has not elected the fair value option for any financial instruments.

**Note 9 - Fair Value of Measurement**

ASC 820, Fair Value Measurements and Disclosures ("ASC 820"), establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The Company's valuation techniques for financial instruments use observable and unobservable inputs. Observable inputs reflect readily obtainable data from third party sources, while unobservable inputs reflect management's market assumptions. The three levels of the fair value hierarchy under ASC 820 are as follows:

*Level 1 Inputs* - Quoted prices for identical instruments in active markets.

*Level 2 Inputs* - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

*Level 3 Inputs* - Prices determined using significant unobservable inputs. Unobservable inputs may be used in situations where quoted prices or observable inputs are unavailable (for example, when there is little or no market activity for an investment at the end of the period). Unobservable inputs reflect management's assumptions about the factors that market participants would use in pricing an asset or liability, and would be based on the best information available.

Fair value is the amount received to sell an asset or the amount paid to transfer the liability in a transaction between willing market participants on the measurement date. Inputs broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. The Company uses actively quoted market prices as the primary input to its valuation.

An individual investment's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" may require judgment by the Company's management. The Company considers observable data to be that market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by multiple, independent sources that are actively involved in the relevant market. The categorization of an investment within the hierarchy is based upon the pricing transparency of that investment and does not necessarily correspond to the Company's perceived risk of that investment.

The carrying amounts of cash, securities purchased under agreements to resell, securities sold under agreements to repurchase, securities borrowed, securities loaned, receivables and deposits with brokers, dealers and clearing organizations, prepaid expenses and other assets, lease right of use assets, secured demand notes, payables with brokers, dealers and clearing organizations, lease liabilities, accounts payable and other accrued expenses and subordinated demand note collateral agreements approximate fair value and therefore are excluded from the table below because of the nature, collectability and/or short-term nature of these instruments. At December 31, 2025 the Company had no assets or liabilities held at fair value aside from its investments in U.S. Treasury securities and U.S. Treasury securities sold, but not yet purchased which are carried at fair value.

U.S. Treasury securities and U.S. Treasury securities sold, but not yet purchased are classified as Level 1, as quoted unadjusted prices are available in active markets for identical assets.

Securities purchased under agreements to resell and securities sold under agreements to repurchase are classified as Level 2. The fair value of securities purchased under agreements to resell and Securities sold under agreements to repurchase are computed using standard cash flow discounting methodology. The inputs to the valuation include contractual cash flows and collateral funding spreads, which are estimated using various benchmarks, interest rate yield curves, and option volatilities. In instances where the unobservable inputs are deemed significant, securities purchased under agreements to resell and securities sold under agreements to repurchase are categorized in Level 3 of the fair value hierarchy; otherwise, they are categorized in Level 2 of the fair value hierarchy.

## BUCKLER Securities LLC
## Notes to Statement of Financial Condition

Securities borrowed and securities loaned are classified as Level 2. The carrying amounts for these financial instruments approximate fair value as they are short term and fully collateralized.

The following table provides the carrying value and estimated fair value, by level within the fair value hierarchy of our financial assets and liabilities measured at fair value on a recurring basis at December 31, 2025.

| | Carrying Value | Estimated Fair Value Hierarchy | | | Total Fair Value |
| | | Level 1 | Level 2 | Level 3 | December 31, 2025 |
|---|---|---|---|---|---|
| **Assets:** | | | | | |
| U.S. Treasury securities, at fair value | $ 1,129,394,539 | $1,129,394,539 | $ — | $ — | $ 1,129,394,539 |
| Total Assets | $ 1,129,394,539 | $1,129,394,539 | $ — | $ — | $ 1,129,394,539 |
| | | | | | |
| **Liabilities:** | | | | | |
| U.S. Treasury securities sold, but not yet purchased, at fair value | $ 124,362,239 | $ 124,362,239 | $ — | $ — | $ 124,362,239 |
| Total Liabilities | $ 124,362,239 | $ 124,362,239 | $ — | $ — | $ 124,362,239 |

There were no transfers of assets or liabilities between the levels of the fair value hierarchy during the year ended December 31, 2025.

### Note 10 - Securities Financing

In accordance with FASB ASC 860-30-50-7, the following tables present the gross repurchase agreements and securities loaned by the remaining contractual maturity and class of collateral pledged as of December 31, 2025.

| | Overnight and Open | Up to 30 days | 30-90 days | Greater than 90 days | Total |
|---|---|---|---|---|---|
| Securities sold under agreements to repurchase | $38,437,362,361 | $ 4,404,113,854 | $ — | $ — | $42,841,476,215 |
| Securities loaned | 188,877,760 | — | — | — | 188,877,760 |
| Total | $38,626,240,121 | $ 4,404,113,854 | $ — | $ — | $43,030,353,975 |

| Collateral Pledged | Securities Sold under Agreements to Repurchase | Securities Loaned | Total |
|---|---|---|---|
| U.S. Treasury securities | $ 33,408,984,279 | $ — | $33,408,984,279 |
| Mortgage-backed securities | 9,432,491,936 | | 9,432,491,936 |
| Equity securities | — | 188,877,760 | 188,877,760 |
| Total | $ 42,841,476,215 | $ 188,877,760 | $43,030,353,975 |

### Note 11 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital. Under Rule 15c3-1, the Company is required to maintain minimum net capital equal to the greater of $250,000 or two percent of aggregate debit balances arising from

customer transactions, as defined. At December 31, 2025, the Company had net capital of $252,043,434, after deductions in aggregate of $3,366,547 for non-allowable assets, other deductions and haircuts on securities. The Company's net capital was $251,793,434 in excess of its required net capital.

**Note 12 - Segment Reporting**

The Company is engaged in a single line of business as a broker-dealer, which is comprised of several classes of services including providing financing in the repurchase agreement market for mortgage-backed, agency, treasury and corporate securities and securities lending market for equity securities, acting as a principal in treasury and agency transactions with institutional customers and other broker-dealers and also acting as an equity sales agent. Resources and financial performance are assessed by our Chief Executive Officer who has been identified as the Company's Chief Operating Decision Maker ("CODM"), who uses net income to evaluate the results and to manage the Company. In addition the CODM uses excess net capital (see Note 11) which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest net income or pay member distributions. As CODM manages the business activities using information of the Company as a whole, the Company consists of a single operating and reportable segment. As a result the financial statement and notes thereto are presented as a single reportable segment. Since the Company operates in a single segment, the segment information is consistent with the financial statement. Therefore, no reconciliation is necessary.

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